                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.     6    )*


                             THE ARLEN CORPORATION
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   041327107
                                 --------------
                                 (CUSIP Number)


      Allan Marrus, 505 Eighth Avenue, New York, NY  10018, (212) 736-8100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 15, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 1 of 6 Pages
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark W. McLaughlin
        Mark W. McLaughlin IRA/Rollover
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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   3    SEC USE ONLY


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   4    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [x]
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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            NUMBER OF             7    SOLE VOTING POWER:             5,102,785
             SHARES              -----------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:                 -0-
            OWNED BY             -----------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:        5,102,785
            REPORTING            -----------------------------------------------
             PERSON               10   SHARED DISPOSITIVE POWER:            -0-
              WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,102,785
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
        EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.58%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN, OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 2 of 6 Pages
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ITEM 1.       SECURITY AND ISSUER.

       This statement relates to the common stock (the "Common Stock") of The Arlen Corporation ("Arlen"), 505 Eighth Avenue, New York, NY 10018.

ITEM 2.       IDENTITY AND BACKGROUND.

       (a) The name of the reporting person is Mark W. McLaughlin ("McLaughlin"), who is reporting on behalf of himself and the Mark W. McLaughlin IRA/Rollover.

       (b) McLaughlin's business address is 13750 U.S. 281 North, Suite 660, San Antonio, TX 78232.

       (c) McLaughlin is the president of McLaughlin International, Inc. ("McLaughlin International"). McLaughlin International's principal business is merchant consulting and its principal address is 13750 U.S. 281 North, Suite 660, San Antonio, TX 78232.

       (d) During the last five years, McLaughlin has not been convicted in a criminal proceeding.

       (e) On September 20, 1994, McLaughlin consented without admitting or denying the allegations, to a Cease and Desist Order of the Securities and Exchange Commission ("the "SEC") pursuant to
              Section 21C of the Securities Exchange Act (the "Order") based on the alleged failure to file a Schedule 13D with respect to purchases of stock of Arlen.

              Specifically, the events giving rise to the Order and McLaughlin's consent thereto are the following: Between November 1985 and November 1987, McLaughlin purchased 1,575,000 shares of Arlen stock, which constituted 5.14% of Arlen's outstanding shares. McLaughlin purchased additional Arlen shares through May 1990, by which time he owned 1,615,800 shares, which constituted 5.26% of Arlen's shares. The Staff of the Commission alleged that McLaughlin was the beneficial owner of additional shares, which were purchased in the name of his sister. By December 1991, McLaughlin's sister had purchased 1,516,985 shares of Arlen stock, which constituted 4.93% of Arlen's shares. The Staff alleged that McLaughlin should have filed a Schedule 13D and that he was required to file statements on Forms 3, 4 and 5. On December 28, 1993, McLaughlin purchased all of the 1,516,985 shares of Arlen stock owned by his sister for $.047 per share.

       (f)    McLaughlin is a citizen of the United States of America.





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 3 of 6 Pages
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ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       McLaughlin exclusively used personal funds (including personal funds contributed to his IRA) to effect the transactions described in Item 5(c) hereunder.

ITEM 4.       PURPOSE OF THE TRANSACTION.

       The Common Stock covered by this Schedule 13D was purchased solely for investment purposes. McLaughlin does not now and never has had any plan to participate in the management of Arlen or to effect any change whatsoever in the manner in which Arlen is managed. McLaughlin never has participated in any group that has had any such plans.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number shares of the Common Stock that McLaughlin beneficially owns is 5,039,485. Such number represents 16.38% of the total amount of the Common Stock that is outstanding.

       (b) McLaughlin has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all 5,039,485 shares that he owns.

       (c) McLaughlin has effected the following transactions since his most recent Schedule 13D dated February 7, 1996:

              On February 21, 1996, McLaughlin purchased in the open market with personal funds 65,000 shares of the Common Stock at $.10 per share through Oppenheimer & Co., Inc.

              On February 21, 1996, McLaughlin purchased in the open market with personal funds 60,000 shares of the Common Stock at $.125 per share through Oppenheimer & Co., Inc.

              On February 22, 1996, McLaughlin purchased in the open market with personal funds 87,500 shares of the Common Stock at $.125 per share through Oppenheimer & Co., Inc.

              On February 29, 1996, McLaughlin purchased in the open market with personal funds 25,000 shares of the Common Stock at $.09375 per share through Oppenheimer & Co., Inc.

              On November 15, 1996, McLaughlin purchased in the open market with personal funds 200,000 shares of the Common Stock at $.04 per share through Oppenheimer & Co., Inc.





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 4 of 6 Pages
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              On November 18, 1996, McLaughlin purchased in the open market with personal funds 50,000 shares of the Common Stock at $.04 per share through Oppenheimer & Co., Inc.

              On November 20, 1996, McLaughlin purchased in the open market with personal funds 25,000 shares of the Common Stock at $.04 per share through Oppenheimer & Co., Inc.

              On November 21, 1996, McLaughlin purchased in the open market with personal funds 25,000 shares of the Common Stock at $.04 per share through Oppenheimer & Co., Inc.

              On November 27, 1996, McLaughlin purchased in the open market with personal funds 50,000 shares of the Common Stock at $.05 per share through Oppenheimer & Co., Inc.

              Prior to his most recent Schedule 13D dated February 7, 1996, McLaughlin acquired 13,300 shares of the Common Stock, .043% of the outstanding Common Stock and .26% of McLaughlin's ownership thereof, an immaterial amount of the Common Stock. The date of purchase, purchase price and name of the broker for the acquisition of the 13,300 shares are not available, and the acquisition is hereby reported to remedy previous inadvertent nondisclosure and to reconcile actual ownership of the Common Stock with public disclosure of such ownership.

              The acquisition terms of other transactions involving McLaughlin and the Common Stock and occurring in the ordinary course of business prior to this Amendment No. 6 are on file with the SEC and may be obtained through the SEC.

       (d)    None.

       (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       None.





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 5 of 6 Pages
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 3, 1996                     /s/ Mark W. McLaughlin
                                           -------------------------------------
                                           Mark W. McLaughlin





The Arlen Corporation                         Schedule 13D of Mark W. McLaughlin
CUSIP No.    041327107                        Page 6 of 6 Pages
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